Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Reports December Sales

Provides Updated Fourth Quarter and Full Year Guidance

Announces Completion of $50 mm Stock Repurchase Program

HOUSTON, TX, January 10, 2008 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the five-week December period beginning December 2, 2007 and ending January 5, 2008 decreased 3.8% to $260.3 million from $270.5 million in the prior year five-week December period beginning November 26, 2006 and ending December 30, 2006. Comparable store sales for the month decreased 7.1% versus an increase of 2.2% last year.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2007	2006	2007	2006
1st Quarter	0.1%	3.2%	$358.2	$343.5
2nd Quarter	0.5	4.5	359.2	362.1
3rd Quarter	(1.0)	4.1	355.1	353.4
November	3.6	0.2	130.7	121.2
December	(7.1)	2.2	260.3	270.5
4th Qtr-To-Date	(3.9)	1.6	391.0	391.7
Year-To-Date (11 Mos)	(1.2)	3.3	1,463.5	1,450.7

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Jim Scarborough, Chairman and Chief Executive Officer, commented, "Our December sales results were negatively impacted by the calendar shift, which was anticipated, as well as the effects of the challenging retail environment.

"Based upon our sales results for November and December, and our belief that the retail environment will continue to be challenging during January, we now project that our comparable store sales for the fourth quarter will be down in the low to mid single digit range, and our earnings for the quarter will be in a range of $0.76 to $0.81 per diluted share. This compares to our previous forecast for the fourth quarter of flat comps and earnings of $0.80 to $0.85 per diluted share. Our revised earnings per share estimates reflect the beneficial impact of our recently completed $50 million stock repurchase program. We plan to provide an update of our forecast when we report our January sales results in early February," Mr. Scarborough concluded.

<u>Updated Fourth Quarter and Full Year Guidance</u>

4th Quarter 2007:
The Company provided the following updated guidance for the fourth quarter ending February 2, 2008:

	4Q 2007 OUTLOOK			4Q 2006 ACTUAL
Sales ($mm)	$472	-	$476	$491.2
Net Income ($mm)	$31.0	-	$33.0	$39.6
Diluted EPS	$0.76	-	$0.81	$0.88
Diluted Shares (m)		40,600		44,954

FY 2007:
The Company provided the following updated guidance for the 2007 fiscal year ending February 2, 2008 to reflect its updated fourth quarter guidance:

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	FY 2007 OUTLOOK			FY 2006 ACTUAL
Sales ($mm)	$1,545	-	$1,549	$1,550.2
Net Income ($mm)	$52.4	-	$54.4	$55.3
Diluted EPS	$1.23	-	$1.27	$1.25
Diluted Shares (m)	42,756			44,111

- For the full 2007 fiscal year, the Company is currently expecting that its comparable store sales will be down in the low single digit range.

Stock Repurchase Activity

The Company also reported today that it has completed its previously announced $50 million Stock Repurchase Program. Under the Program, the Company repurchased 3.2 million shares of its common stock, or 7.8% of the shares that were outstanding at the time the Program was implemented. The $50 million spent under this Program raises the total amount that the Company has spent repurchasing its shares since it began buying back its stock in 2002 to $277.2 million, while the 3.2 million shares repurchased under this Program raises the total number of shares repurchased to date to 16.9 million shares.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 699 stores located in 35 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the Company's outlook and expectations for the fourth quarter of the 2007 fiscal year and the full 2007 fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 3, 2007 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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